

New York Stock Exchange
11 Wall Street
New York, NY 10005

July 8, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the Series 115 0.701% Senior Preferred Fixed-to-Fixed Rate Notes due 2024 of Banco Santander, S.A. under the Exchange Act of 1934.

Sincerely,